

Mail Stop 3720

December 22, 2008

VIA INTERNATIONAL MAIL AND FAX 011-86-1085653666
Mr. Zhao Hongwei
Chief Financial Officer
Orsus Xelent Technologies Inc.
12th Floor, Tower B
Chaowai MEN Office Building
26 Chaowai Street, Chaoyang Disc.
Beijing, People's Republic of China 100020

> **Re: Orsus Xelent Technologies Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007 As Amended**
> **Form 10-Q for the Quarter Ended September 30,**

2008

> **File No. 001-33456**

Dear Mr. Hongwei:

　　We have reviewed your supplemental response letter dated December 1, 2008 as well as your filing and have the following comments. As noted in our comment letter dated October 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Quarter Ended September 30, 2008

Condensed Consolidated Statements of Income and Comprehensive Income, page 1
Condensed Consolidated Balance Sheets, page 2
Trade accounts receivable, net of allowance, page 9
Customer Segments, page 21
Liquidity and Sources of Capital, page 24

1. It appears to us that substantially all of your year-to-date sales are reflected in your outstanding trade accounts receivable balance of $78.7 million, which you attribute to your sales increase and your distributors' business expansion that led to a reduction in their liquidity. We further note that 91.8% of your sales in the nine months ended September 30, 2008 were to Beijing Xingwang Shidai Tech & Trading Co., Ltd. ("XWSD"). In this regard, please address the following:

- Tell us the amount of XWSD's trade accounts receivable as of September 30, 2008 that is outstanding in excess of 120 days and 165 days. Also, tell us the amount related to XWSD's trade accounts receivable prior to January 1, 2008.
- Tell us the amount of your trade accounts receivable for each customer, other than XWSD, that is outstanding in excess of 30 and 60 days. We note that your credit terms for these customers are 30-60 days.
- Tell us the allowance amount of the trade accounts receivable related to XWSD and each of your other customers. Also, tell us the factors you considered in concluding that the allowance amount was adequate. We note that the guarantee of XWSD's trade receivable by Zhonghui is limited to approximately $43 million and there is no similar guarantee for your other customers.
- For XWSD's trade accounts receivable in excess of 165 days, tell us if you exercised your rights under the guarantee contract with Zhonghui. If not, tell us why. If so, tell us the amount that was subsequently paid by Zhonghui under this contract.
- Tell us the factors you considered in concluding that Zhonghui has the ability to continue to guarantee XWSD's trade accounts receivable.
- Tell and disclose the financial resources you have to cover your working capital within twelve months of your balance sheet date, pending collection of the trade accounts receivable.

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Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc. Aaron Menzi,. K&L Gates LLP (VIA FAX 212.536.3901)